Exhibit 14

Grown Rogue Appoints Ryan Kee as Chief Financial Officer

Medford, Oregon, August 18, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, today announced the promotion of Ryan Kee as Chief Financial Officer, replacing Michael Johnston who has tendered his resignation to the Company. Mr. Johnston served as the Company CFO since Grown Rogue went public in late 2018. Mr. Kee was also elected during the Company’s latest annual general meeting as a director.

Ryan was formerly the Chief Accounting Officer for Grown Rogue since September 1, 2020. Ryan brings extensive accounting and financial experience to the Company where he has been responsible for improving the Company’s accounting and financial practices by ensuring efficient and accurate maintenance of financial records and timely filing of financial results. He is a Certified Public Accountant with over a decade in accounting and financial reporting experience, primarily with Canadian entities reporting under IFRS. Ryan’s previous experience includes leading finance and accounting teams for mining companies where he implemented a multitude of financial planning and reporting systems as well as work in public accounting assurance services for a regional public accounting firm.

“Ryan has met all of our expectations since joining Grown Rogue a year ago and we are excited for him to take a more active role in the leadership of our financial department as the Company continues to scale,” said Obie Strickler, CEO of Grown Rogue. “We are sorry to lose Mike who was instrumental in getting us public and helping set the foundation for what Ryan is carrying forward.”

“I am excited to take on the new role of CFO for Grown Rogue as we continue to scale and execute on all fronts,” said Mr. Kee. “I look forward to continuing to drive efficiencies and process improvements across all facets of the organization and executing on our long term strategy of being the premier low cost, high quality producer that we have established for ourselves.”

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

DISCLAIMER

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

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